UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14f-1

                                FIRST AMENDMENT

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER

                                ----------------

                      CENTURY PACIFIC FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)


                                     0-16075
                            (Commission File Number)


       DELAWARE                                          86-0449546
(State of Incorporation)                    (I.R.S. Employer Identification No.)


                              4500 Lakeshore Drive
                                    Suite 357
                              Tempe, Arizona 85282
                    (Address of Principal Executive Offices)


                                 (480) 966-6115
              (Registrant's Telephone Number, Including Area Code)

================================================================================

                      CENTURY PACIFIC FINANCIAL CORPORATION

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER


CENTURY PACIFIC FINANCIAL, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

     This Information Statement is being furnished to the holders of record on January 4, 2004, of the outstanding shares of common stock, $.04 par value, of Century Pacific Financial, Inc., a Delaware corporation (the "Company"), in connection with the purchase and sale of certain shares of common stock of the Company pursuant to a Securities Purchase Agreement (the "Purchase Agreement") dated as of December 8, 2004, and thereafter amended on January 3, 2005, by and among Keating Reverse Merger Fund, LLC, a Delaware limited liability company, David L. Hadley and Natural Technologies, Inc., an Arizona Corporation. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

     The Purchase Agreement provides that the Company's current directors and officers shall resign effective as of the Closing Date (as defined in the Purchase Agreement) and that the Company shall appoint Kevin R. Keating as the sole director, President, Treasurer and Secretary of the Company. The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing directors and officers so as to enable Mr. Keating to be appointed as a director and officer in accordance with the Purchase Agreement. The existing directors and officers have indicated their intent to resign on the Closing Date.

     This Information Statement originally filed with the Commission on December 20, 2004, is being amended and restated by this Amended Information Statement. The original Information Statement was not furnished to shareholders according to Section 14(f). This Amended Information Statement is being furnished to shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, and will be mailed on or about January 5, 2005, to shareholders of record as of January 4, 2005.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

     The Company entered into the Purchase Agreement on December 8, 2004, which was amended on January 3, 2005, which provides that, on the Closing Date, David
L. Hadley and Natural Technologies, Inc. will, in the aggregate, sell 5,625,287 shares of the common stock of the Company, representing approximately 70.99% of the outstanding shares of common stock of the Company, to Keating Reverse Merger Fund, LLC for an aggregate purchase price of $375,000 or $0.067 per share.

     The closing of the Purchase Agreement is contingent on several factors, including but not limited to the delivery of various closing deliveries and certificates, the resignation of the Company's existing officers and directors and the expiration of the ten day period after mailing of this Information Statement to the Company's shareholders.

                                VOTING SECURITIES

     The Company's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of common stock entitles the holder thereof to one vote. As of January 3, 2005, there were 7,925,021 shares of the Company's common stock outstanding.

                             DIRECTORS AND OFFICERS

     The following table sets forth the names, positions and ages of the Company's current executive officers and directors. All of the Company's directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

     Name                 Age                Position                 Held Since
---------------           ---         ----------------------          ----------

David L. Hadley           51          Chairman/CEO/President             1999
Karen A. Hadley           50          Director/Secretary                 2004
Syed M. Huq               58          Director/Treasurer                 2002

David L. Hadley has served as a Director President and CEO of Century since 1999, and CFO since 2003. Mr. Hadley is married with four children. He is Global Medical Technologies, Inc.'s founder, President and CEO. He graduated with honors from Devry Institute of Technology, receiving a BSEET, and was further educated at Arizona State University where he studied microcomputer systems design for two years. He has completed studies in Innovative Design Strategies for Healthcare at Harvard Graduate School of Design, and is a patent holder for the design of equipment used to control oxygen concentrations in the blood. Mr. Hadley has established a considerable client base throughout Mexico where he has assisted in the design and setup of private hospitals there.

Karen A. Hadley is the Secretary. She is married to David L. Hadley and has 4 children.

Syed M. Huq is the Treasurer and is a member of the Board. He graduated with honors from Long Island University in New York with an MBA in 1977. He worked as the Director of International Credit and Treasury Services for Honeywell International, Inc. where he was responsible for 170 people and a monthly receivable portfolio of $1.5 billion. He is the recipient of several corporate special recognition awards during his 27 years with Honeywell, and has taught International Business Management at Western International University. He is married with two children and is also multi-lingual.

                      COMMITTEES OF THE BOARD OF DIRECTORS

     The Company does not currently have an audit committee; however, for certain purposes of the rules and regulations of the SEC, the Company's board of directors is deemed to be its audit committee. The Company's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

     The Company does not have a standing compensation or nominating committee or committees performing similar functions because it has no meaningful operations and only two employees. The Company determined not to establish a nominating committee at this time in view of changes in the composition of the Board of Directors that will occur on the Closing Date. Previously, nominations were determined by the members of the then existing Board of Directors.

                        DIRECTOR AND OFFICER COMPENSATION

      The following table sets forth the compensation awarded by the Company for the fiscal years ended September 30, 2003 and 2004, respectively,to the Company's named executive officers. We did not pay any compensation to any director during 2003 or 2004.

                                                                      Long Term
                                                    Annual          Compensation/
                                                 Compensation    Securities Underlying     All Other
Name and Principal Position             Year        Salary             Options           Compensation
---------------------------             ----     ------------    ---------------------   ------------
David L. Hadley (1)                     2003       $60,000                                  $20,500
Director/CEO/President/CFO/Secretary    2004       $60,000                                  $20,000

-------------------
(1) David L. Hadley has served as our Chairman of the Board, Chief Executive Officer and President. David L. Hadley has no stock options to purchase shares of common stock and was paid no compensation for his services as Chief Executive Officer and President of the Company. As Chief Executive Officer and President of our wholly-owned subsidiary, Global Medical Technologies, Inc., Mr. Hadley has been paid an annual salary of $60,000 together with an annual bonus as set forth above in connection with his services to Global Medical Technologies, Inc.

     There were no new option grants to any of the Company's named executive officers during the fiscal years ended September 30, 2003 and 2004, respectively, and no options were exercised by any named executive officers during the fiscal years ended September 30, 2003 and 2004, respectively.

                            NEW DIRECTOR AND OFFICER

     The Purchase Agreement provides that, on the Closing Date, the current directors and officers of the Company shall resign and the Company shall appoint Kevin R. Keating as the sole director, President, Treasurer and Secretary. Mr. Keating has consented to serve in such capacities.

     Mr. Keating is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Delaware, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is 64 years old.

     To the Company's knowledge, neither Mr. Keating nor any of his affiliates currently beneficially owns any equity securities or rights to acquire any securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions that have been described herein. To the Company's knowledge,

Mr. Keating is not currently a director of, nor does he hold any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     We have set forth in the following table certain information regarding our common stock beneficially owned on January 3, 2005 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock,
(ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At January 3, 2005, 7,925,021 shares of our common stock were outstanding.

                                                    Amount of Beneficial    Percent of Beneficial
Name of Beneficial Owner                                  Ownership               Ownership
------------------------                            --------------------    ---------------------
David L. Hadley (1)                                       3,470,000                 43.79%

Natural Technologies, Inc.                                2,155,287                 27.20%

All Executive Officers and Directors as a group           5,625,287                 70.99%

----------------

(1) The above shares include 2,470,000 of the Company's restricted common stock issued to Mr. Hadley on or about December 13, 2004, in payment of $125,000 of accrued but unpaid compensation.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As Chief Executive Officer and President of our wholly-owned subsidiary, Global Medical Technologies, Inc., Mr. Hadley has accrued $125,000 in unpaid compensation for services rendered to Global Technologies, Inc. On December 13, 2004, the Board of Directors of the Company resolved to issue, and did issue, 2,470,000 shares of the Company's restricted common stock to Mr. Hadley at a price per share of $0.05 per share in lieu of cash compensation for his outstanding accrued compensation of $125,000 in connection with his services to Global Technologies, Inc.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company's directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the knowledge of the Company, based solely on the review of the copies of such reports furnished to the Company and written representations that no other reports were required during the year ended September 30, 2004, all officers, directors, and 10% stockholders complied with all applicable Section 16(a) filing requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Tempe, Arizona on the 4th day of January, 2005.

                                        CENTURY PACIFIC FINANCIAL CORPORATION


                                        By:  /s/ David L. Hadley
                                             --------------------------------
                                             David L. Hadley
                                             Chief Executive Officer